SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of July 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





For immediate release 4 July 2005


                                 SVG CAPITAL PLC
             QUARTERLY PORTFOLIO DISCLOSURE OF TEN LARGEST INVESTMENTS

SVG Capital announces that at 30 June 2005, its ten largest investments were:



Company                                *% of Gross  *% of Net Assets       # Unaudited Valuation of holding at 30
                                            Assets                                                      June 2005
                                                                                                            GBP'm

SEAT Pagine Gialle**                           6.5               7.0                                         47.1
Premiere**                                     5.9               6.4                                         43.0
Travelodge & Little Chef                       5.7               6.2                                         41.6
Ferretti                                       5.6               6.1                                         41.0
Hogg Robinson                                  4.6               4.9                                         33.1
Inmarsat**                                     4.4               4.8                                         32.2
AA                                             4.4               4.7                                         32.0
Memec***                                       4.1               4.4                                         29.7
DinoSol Supermercados                          3.4               3.7                                         25.0
debitel                                        2.8               3.0                                         20.4


* Gross and Net Assets as at 31 December 2004.


** In accordance with International Financial Reporting Standards quoted investments have been valued at bid prices with no discount. Applying the recommended BVCA illiquidity discount, SVG Capital's holdings in these companies would be valued at:


              Company                                       # BVCA unaudited Valuation of
                                                                               holding at
                                                                             30 June 2005
                                                                                    GBP'm

              SEAT Pagine Gialle                                                     35.3

              Premiere                                                               32.3

              Inmarsat                                                               24.2


*** Memec is included at its December 2004 carrying value as the previously announced sale of Memec to Avnet is not yet unconditional.

# The unaudited valuation at 30 June 2005 was calculated on the basis of the asset valuation at 31 December 2004. With the exception of new and quoted investments, the asset valuation has not been adjusted for any currency movements or cash distributions since 31 December 2004.

SVG Capital's underlying portfolio of companies will be revalued in accordance with International Financial Reporting Standards and the British Venture Capital Association (BVCA) guidelines at 30 June 2005.

This announcement was made in accordance with the Listing Rule 21.20 (l) (ii) which requires, inter alia, UK listed Investment Companies to notify to a Regulatory Information Service, within two business days of the end of each quarter, a list of all investments with a value greater than 5% of the Company's gross assets and at least the Company's ten largest investments as at the last business day of that quarter.

For further information, please contact:

SVG Capital plc
Alice Todhunter               020 7010 8925

FLOTATION OF INMARSAT

SVG Capital has been advised by Permira that Inmarsat has listed on the London Stock Exchange, with trading in its shares commencing today. Shares have been placed at 245p per share, capitalising the company at GBP1.1 billion.

Funds advised by Permira have not sold any of their shareholding in the company at the flotation and own approximately 16% of Inmarsat's shares. Funds advised by Permira have entered into an over-allotment arrangement which may result in the disposal of a percentage of their holding at the IPO offer price.

Following the flotation, SVG Capital's holding in Inmarsat (after the application of a 25% discount) is valued at GBP24.2 million*, representing an uplift of GBP14.1 million (9.6p per share - fully diluted) to the December 2004 valuation of GBP10.1 million. Funds advised by Permira are subject to a six month lock-up period in relation to their holding in Inmarsat.

For further information, please contact:

SVG Capital plc
Alice Todhunter               020 7010 8925

Penrose
Emma Thorpe                   020 7786 4883


* including the redemption of GBP6.4 million of shareholder loans. Adjusting for this redemption, SVG Capital's holding in Inmarsat (after the application of a 25% discount) is valued at GBP17.8 million.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date:05 July 2005


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries